SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549

                            SCHEDULE 13G AMENDMENT

                   Under the Securities Exchange Act of 1934
                               (Amendment No. 3)*

                         Petrie Stores Liquidating Trust
                                (Name of Issuer)

                          Units of Beneficial Interest
                         (Title of Class of Securities)

                                   716437108
                                 (CUSIP Number)

                                 January 25, 2000
            (Date of Event Which Requires Filing of this Statement)

     Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:

     / /  Rule 13d-1(b)
     /X/  Rule 13d-1(c)
     / /  Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


CUSIP No. 716437108

1.   Name of Reporting Person:

     HBK Investments L.P.

2.   Check the Appropriate Box if a Member of a Group:
                                                        (a) / /

                                                        (b) /X/

3.   SEC Use Only

4.   Citizenship or Place of Organization: Delaware

               5.   Sole Voting Power: 9,484,800 (1)(2)
Number of
Shares
Beneficially   6.   Shared Voting Power:  0
Owned By
Each
Reporting      7.   Sole Dispositive Power: 9,484,800 (1)(2)
Person
With
               8.   Shared Dispositive Power: 0

9.   Aggregate Amount Beneficially Owned by Each Reporting Person:

     9,484,800 (1)(2)

10.  Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares:
                                                            / /

11.  Percent of Class Represented by Amount in Row (9): 18.1%

12.  Type of Reporting Person: PN

--------------

(1)  Represents 9,484,800 Units held by HBK Master Fund L.P. HBK
     Investments L.P. has sole voting and dispositive power over these Units pursuant to an Investment Management Agreement with HBK Master Fund L.P. Accordingly, HBK Master Fund L.P. has no beneficial ownership of such Units. The 13G filed by HBK Investments L.P. on March 19, 1998 (as amended on January 7, 1999 and September 1999) is hereby amended to reflect holdings as of January 25, 2000 and to reflect the transfer (a) of certain Units from HBK Offshore Fund L.P. to HBK Master Fund L.P. (HBK Offshore Fund L.P. is a general partner of HBK Master Fund L.P.) and (b)of certain Units from HBK Main Street Investments L.P. to HBK Master Fund L.P. (HBK Master Fund L.P. owns 100% of the interests of HBK Main Street Investments L.P.).

(2) Power is exercised by its general partner, HBK Partners II, L.P., whose general partner is HBK Management L.L.C.

CUSIP No. 716437108

1.   Name of Reporting Person:

     HBK Main Street Investments L.P.

2.   Check the Appropriate Box if a Member of a Group:
                                                        (a) / /

                                                        (b) /X/

3.   SEC Use Only

4.   Citizenship or Place of Organization: Delaware

               5.   Sole Voting Power: 0
Number of
Shares
Beneficially   6.   Shared Voting Power:  0
Owned By
Each
Reporting      7.   Sole Dispositive Power: 0
Person
With
               8.   Shared Dispositive Power: 0

9.   Aggregate Amount Beneficially Owned by Each Reporting Person:

     0

10.  Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares:
                                                            / /

11.  Percent of Class Represented by Amount in Row (9): 0%

12.  Type of Reporting Person: PN

Pursuant to Rule 13d-2(a) of Regulation 13D-G of the General Rules and Regulations under the Securities Exchange Act of 1934, as amended (the "Act"), the undersigned hereby amend their schedule 13G statement dated March 19, 1998, as amended by Amendment No 1 dated January 7, 1999 and Amendment No. 2 dated September 1999(the "Schedule 13G") relating to the Units of Beneficial Interest of Petrie Stores Liquidating Trust (the "Issuer").
Unless otherwise indicated, all defined terms used herein shall have the same meanings as those set forth in the Schedule 13G.

Item 2(a).     Names of Persons Filing.

     Pursuant to Rules 13d-1(f)(1)-(2) of Regulation 13D-G of the General Rules and Regulations under the Securities Exchange Act of 1934, as amended (the "Act"), this Schedule 13G Statement is hereby filed by HBK Investments L.P., a Delaware limited partnership ("Investments") and HBK Main Street Investments L.P. ("Main Street") (collectively, the "Reporting Persons"). Additionally, information is included herein with respect to the following persons (collectively, the "Controlling Persons"): HBK Partners II L.P., a Delaware limited partnership ("Partners II"), HBK Management L.L.C., a Delaware limited liability company ("Management") and Harlan B. Korenvaes, Kenneth M. Hirsh, Laurence H. Lebowitz, William E. Rose, Richard L. Booth, David C. Haley and Jamiel A. Akhtar, members of Management, who may control Management ("Managers"). The Reporting Persons and the Controlling Persons are sometimes hereinafter collectively referred to as the "Item 2 Persons."

Item 4.   Ownership.

     (a) - (b)

     Reporting Person

     Pursuant to an Investment Management Agreement with HBK Master Fund L.P., Investments may, pursuant to Rule 13d-3(a), be deemed to be the beneficial owner of 9,484,800 (the "Units"), which constitutes approximately 18.1% of the outstanding Units.

     Controlling Persons

     Because of its position as the sole general partner of Investments, Partners II may be deemed to be the beneficial owner of the Units.

     Each of (1) Management, as sole general partner of Partners II, and (2) the Managers, as the controlling persons of Management, may, pursuant to Rule 13d-3 of the Act, be deemed to be the beneficial owner of the Units.

     To the best of the knowledge of the Reporting Person, other than as set forth above, none of the persons named in Item 2 herein is the beneficial owner of any Units.

     (c)

     Reporting Persons

     Pursuant to an Investment Management Agreement with HBK Master Fund L.P. and acting through its general partner, Partners II, Investments has the sole power to vote or direct the vote and to dispose or to direct the disposition of the Units.

Controlling Persons

     Acting through its general partner, Management, and in its capacity as the general partner of Investments, Partners II has the sole power to vote or to direct the vote and to dispose or to direct the disposition of the Units.

     In its capacity as the general partner of Partners II, Management has the sole power to vote or to direct the vote and to dispose or to direct the disposition of the Units.

     Managers

     In their capacity as controlling persons of Management, the Managers have the shared power to vote or to direct the vote and to dispose or to direct the disposition of the Units.

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

     DATED:     February 2, 2000



                              HBK INVESTMENTS L.P.


                              By:  /s/ Kevin O'Neal
                                   Kevin O'Neal (1)



                              HBK MAIN STREET INVESTMENTS L.P.


By:  /s/ Kevin O'Neal
     Kevin O'Neal (2)


(1)	An Authorization Certificate authorizing Kevin O'Neal to act on behalf of HBK Investments L.P. was previously filed.

(2)	An Authorization Certificate authorizing Kevin O'Neal to act on behalf of HBK Main Street Investments L.P. was previously filed.